

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04009692

February 25, 2004

Rosario Herrera Sindel
Senior Counsel
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, CA 90245

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2004

Re: Unocal Corporation
Incoming letter dated January 20, 2004

Dear Ms. Sindel:

This is in response to your letter dated January 20, 2004 concerning the shareholder proposal submitted to Unocal by the AFL-CIO Reserve Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William B. Patterson
Director
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

716039

UNOCAL 76

Rosario Herrera Sindel
Senior Counsel
Tel (310) 726-7767
Fax (310) 726-7875

January 20, 2004

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Unocal Corporation (File No.: 108483)
Stockholder Proposal of the AFL-CIO Reserve Fund re Cumulative Voting

Ladies and Gentlemen:

On behalf of Unocal Corporation, a Delaware corporation (the "Company"), enclosed please find six copies of this letter pursuant to Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended. In compliance with Rule 14a-8(j)(1), this letter is submitted at least eighty (80) calendar days prior to the Company's anticipated date of filing its definitive proxy statement and form of proxy relating to its 2004 Annual Meeting.

The Company believes it is proper and intends to omit the enclosed stockholder's proposal regarding cumulative voting (the "Proposal") submitted on behalf of the AFL-CIO Reserve Fund (the "Proponent") from its proxy materials pursuant to Rule 14a-8(f) as promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended, due to Proponent's failure to provide documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period specified in rule 14a-8(b).

By letter dated December 9, 2003 Mr. Patterson submitted the Proposal on behalf of the Proponent indicating we should direct any inquiries regarding the Proposal to Mr. Waizenegger. Rule 14a-8(b)(1) requires that, in order to be eligible to submit a proposal, the Proponent must have continuously held at least $2,000 in market value or one percent of the Company's securities entitled to vote on the proposal for at least one year from the date of the submission of the Proposal and continue to hold those securities through the date of the shareowners meeting.

As the Proponent is not a record holder of the Company's common stock, by letter to Mr. Waizenegger with a copy to Mr. Patterson dated December 11, 2003 (copy enclosed), the Company notified the Proponent that in order to comply with the Commission's rules it was required within 14 days of the receipt of the letter to provide the Company with appropriate documentation showing it was the owner of $2,000 in market value of the Company's stock and that it had held that stock continuously for at least one year from the date of the submission.

By letter dated December 19, 2003 (copy enclosed), Mr. Waizenegger responded that the Amalgamated Bank was sending a letter confirming the Proponent had held 300 shares of the Company stock continuously for at least one year preceding the proposal submission date, enclosing a copy of the letter from the Amalgamated Bank also dated December 19, 2003. The Company subsequently received that letter from the Amalgamated Bank (copy enclosed). However, a review of the letter from the Amalgamated Bank indicates that it does not prove continuous ownership for an entire year from the date of the Proposal. The letter verifies that the Proponent has been a record holder of at least $2,000 in market value of the Company from **December 27**, 2002 through the present date. The date of the submission of the Proposal, however, is **December 9**, 2003.

Accordingly, the Proponent has not provided the Company with appropriate documentation showing its eligibility to submit the Proposal. A copy of this letter is being concurrently sent to Mr. Patterson and Mr. Waizeneggar.

The failure to comply with the one-year continuous ownership requirement of Rule 14a-8(f) has been accepted by the Staff on numerous occasions as a basis for a no-action position. Recent examples include AutoNation (March 14, 2002), where the SEC permitted exclusion of a proposal submitted December 10, 2001 with proof of continuous ownership documented only to December 12, 2000, and International Business Machines Corporation (January 14, 2002), where the SEC permitted exclusion of a proposal dated November 8, 2001 with proof of continuous ownership documented only to November 30, 2001.

In the event you disagree with our position or require any additional information, please contact the undersigned at (310) 726-7767. The Company reserves the right to submit additional bases upon which the Proposal may properly be omitted from the proxy statement.

Please acknowledge receipt of the foregoing by stamping the accompanying copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Rosario Herrera Sindel

Enclosures

cc: Mr. Dieter Waizenegger
AFL-CIO
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Mr. William B. Patterson
AFL-CIO
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Samuel H. Gillespie
Corporate Secretary, Senior Vice President,
Chief Legal Officer and General Counsel


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 9, 2003

By Facsimile and UPS Next Day Air

Brigitte Dewez
Corporate Secretary
Unocal Corporation
2141 Rosecrans Avenue
Suite 4000
El Segundo, CA 90245

Dear Ms. Dewez:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2003 proxy statement of the Unocal Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 100 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Dieter Waizenegger at (202) 637-3900.

Sincerely,

William B. Patterson
Director, Office of Investment

Enclosure



RESOLVED: That the stockholders of Unocal Corp. ("Unocal" or the "Company") urge the Board of Directors to take the steps necessary to provide for cumulative voting in the election of directors.

For the purpose of this proposal, "cumulative voting" shall mean each shareholder shall be entitled to as many votes as shall equal the number of shares he or she owns, multiplied by the number of directors to be elected, and each shareholder may cast all of such votes for a single candidate, or any two or more candidates as he or she may see fit.

SUPPORTING STATEMENT

One of the primary responsibilities for the Board of Directors is to protect shareholders' interests by providing independent oversight of management. For this reason, we believe independent directors are a crucial component of a well-functioning Board because they are free of potential conflicts of interest that could compromise their objectivity.

Currently the Company's Board of Directors is composed entirely of management nominees. Cumulative voting would increase the possibility of electing independent-minded directors by maximizing shareholders' voting power. Each shareholder would be able to concentrate his or her votes for a single nominee or combination of nominees, including independent director candidates that are nominated by shareholders.

In our opinion, cumulative voting is particularly critical to protect outside shareholder interests at Unocal because the Unocal Board is divided into three classes of directors serving staggered three-year terms. We believe the election of directors by classes minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

Moreover, a recent study showed a significant positive relationship between shareholder rights and firm performance. Published in the Quarterly Journal of Economics in February 2003, a study conducted by three researchers from Harvard and the University of Pennsylvania's Wharton School of Business used a governance index that took into account the presence of shareholder rights, including cumulative voting. The study found that the stock prices of companies that placed the most restrictions on their shareholders' rights have lagged behind those that had the fewest restrictions. (Paul Gompers, Joy Ishii, and Andrew Metrick, "Corporate Governance and Equity Prices," Quarterly Journal of Economics, February 2003)

In our opinion, adopting cumulative voting will facilitate the election of independent directors, including those nominated by shareholders. We believe this process will promote greater management accountability to shareholders and lead to a more objective evaluation of Unocal's executives. Accordingly, it is our view that cumulative voting would bolster Unocal's corporate governance image at a time when investors are placing a premium on reform.

For these reasons, we urge you to vote FOR this proposal.

UNOCAL 76

Rosario Herrera Sindel
Senior Counsel
Tel (310) 726-7767
Fax (310) 726-7875

December 11, 2003

VIA FEDERAL EXPRESS

Mr. Dieter Waizenegger
American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Re: Proof of Stock Ownership

Dear Mr. Waizenegger:

We have received your correspondence on behalf of the AFL-CIO Reserve Fund (the "Fund") dated December 9, 2003 submitting a stockholder proposal for inclusion in our Proxy Statement for the 2004 annual meeting of stockholders regarding the steps necessary to provide for cumulative voting in the election of directors.

We note that you did not include the appropriate verification of the beneficial ownership. This is our notice pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 that you provide, within 14 days of receiving this notice, a written statement from the record holder of the securities verifying that you have continuously held at least $2,000 in market value of Unocal Corporation common stock for at least one year prior to the date you submitted the proposal.

Sincerely,



cc: Mr. William B. Patterson
American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Samuel H. Gillespie, Corporate Secretary


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 19, 2003

By Facsimile
310-726-7875

Rosario H. Sindel
Senior Counsel
Unocal
2141 Rosecrans Avenue, Suite 4000
El Segundo, CA 90245

Re: ***Proof of Stock Ownership***

Dear Ms. Sindel:

I am writing in response to your letter dated December 11, 2003. On December 19, 2003, the Amalgamated Bank, custodian for the AFL-CIO Reserve Fund, sent a letter confirming that the Fund has continuously held 300 shares of Unocal Company common stock for at least one year preceding the proposal submission date. I have enclosed a copy of this letter for your reference. If you have further concerns regarding this proposal, please contact me at (202) 637-3900.

Sincerely,

Dieter Waizenegger
Research Analyst
Office of Investment

Enclosure





C. O. STRATHMAN
DEC 30 2003

Amalgamated Bank
America's Labor Bank

December 19, 2003

Brigitte Dewez
Corporate Secretary
Unocal Corporation
2141 Rosecrans Avenue
Suite 400
El Segundo, CA 90245

Re: Unocal Corporation - AFL-CIO Reserve Fund

Dear Ms. Dewez:

This letter confirms the fact that the AFL- CIO Reserve Fund held 300 shares of Unocal Corporation common stock for the period 12/27/02 through the present date. The fund intends to hold the shares through the 2004 annual shareholders meeting.

The shares were held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the AFL CIO Reserve Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

515



Amalgamated Bank

America's Labor Bank

December 19, 2003

Brigitte Dewez
Corporate Secretary
Unocal Corporation
2141 Rosecrans Avenue
Suite 400
El Segundo, CA 90245

Re: Unocal Corporation - AFL-CIO Reserve Fund

Dear Ms. Dewez:

This letter confirms the fact that the AFL- CIO Reserve Fund held 300 shares of Unocal Corporation common stock for the period 12/27/02 through the present date. The fund intends to hold the shares through the 2004 annual shareholders meeting.

The shares were held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the AFL CIO Reserve Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Unocal Corporation
Incoming letter dated January 20, 2004

The proposal relates to cumulative voting in the election of directors.

There appears to be some basis for your view that Unocal may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Unocal's request, documentary support evidencing that the proponent satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Unocal omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Grace K. Lee
Special Counsel